Filed by Timmins Gold Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under the Securities Exchange Act of 1934

Subject Company: Capital Gold Corp.

Commission File No.: 333-172161

TIMMINS GOLD CORP

MAXIMIZING VALUE FOR THE SHAREHOLDERS OF CAPITAL GOLD CORPORATION

PRESERVE YOUR OPPORTUNITY TO RECEIVE MAXIMUM VALUE FOR YOUR SHARES:

Vote AGAINST the Gammon deal on Timmins’ GOLD proxy card—defeat the Gammon deal at the March 18th Capital Gold shareholder meeting.

FORWARD-LOOKING INFORMATION

Certain statements and other information included in this brochure constitute forward-looking statements. All statements in this brochure, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, re-rating upside, future market capitalization or share price, expected production or cash costs, reserves and resources, business and financial prospects, future trends, plans, strategies, objectives and expectations, including with respect to production, cash costs, exploration, drilling and events or future operations following the proposed combination with Capital Gold. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Timmins’ control, which could cause actual results to differ materially from such forward-looking statements. Forward-looking statements are generally identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward- looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, (1) Capital Gold or its shareholders failure to accept Timmins’ proposal, vote against the Gammon deal or replace the Capital Gold board, (2) Timmins shares having a market value lower than expected, (3) the businesses of Timmins and Capital Gold not being integrated successfully or such integration being more difficult, time-consuming or costly than expected, (4) the expected benefits from the transaction not being fully realized or realized within the expected time frame, (5) the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, (6) disruption from the proposed transaction making it more difficult to maintain relationships with employees and suppliers, (7) market prices, (8) exploitation and exploration successes, (9) cost of gold and silver production including changes in or the availability of supplies and consumables, (10) the recovery of gold and silver from the leach pads and (11) continued availability of capital and financing, and general economic, market or business conditions. Timmins disclaims any intention or obligation to update or revise any forward-looking statements in this brochure as a result of new information or future events, except as may be required under applicable law. The forward-looking statements in this brochure are based on certain assumptions and analyses made by Timmins in light of its experience and perception of historical trends, current conditions and expected future developments as well as other factors Timmins believes are appropriate in the circumstances. All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although Timmins believes these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CGC’s acceptance of Timmins’ proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Timmins shares, future production and cash costs, the ability to realize of reserves, the ability to successfully integrate Capital Gold within expected time frames and costs, and realize the expected benefits from the combination of Timmins and Capital Gold and Timmins ability to maintain relationships with employees and suppliers during the course of the proposed transaction.

TIME IS SHORT, AND THE VALUE OF YOUR INVESTMENT IS AT RISK!

Dear Capital Gold Shareholder:

The important March 18th special meeting of Capital Gold shareholders is fast approaching. We urge you NOT to let the Capital Gold Board hand over the value of your investment to Gammon Gold in what we believe is an inferior transaction. Please use the enclosed GOLD proxy card to vote AGAINST the proposed Gammon merger—by telephone, by Internet or by signing, dating and returning the GOLD proxy card today.

As you know, since last September Timmins Gold has made a series of proposals for a merger of equals between Timmins Gold Corp. and Capital Gold Corporation. Unfortunately, those proposals have been rejected by the Capital Gold board, who we believe conducted a flawed sales process. You are the true owners of Capital Gold, not the board, and we do not believe the Gammon transaction is in your best interests.

We thought it might be useful to highlight in this brochure some of the reasons why Timmins offers Capital Gold shareholders a strong platform for growth, why we believe the two companies are a natural fit, with significant re-rating upside potential, and why we think Gammon’s history and your board’s actions (seemingly stacking the deck in favor of Gammon from the outset) should cause you concern.

Timmins is convinced that its proposal would deliver both greater short-term and long-term value. We recently filed a registration statement with the SEC in respect of an offer to exchange 2.27 Timmins shares for each share of Capital Gold that you own. The SEC is reviewing our filing and we are determined to commence the exchange offer as soon as possible, at which point you would have the opportunity to directly accept our superior offer.

Don’t let the Capital Gold board deprive you of the opportunity to consider the Timmins offer. Even if you already voted on Capital Gold’s White card, you have every legal right to change your vote—simply use the enclosed GOLD proxy card to vote AGAINST the Gammon merger—by telephone, by Internet or by signing, dating and returning the GOLD proxy card TODAY. Remember, only your latest-dated vote counts!

Sincerely yours,

Bruce Bragagnolo

Chief Executive Officer Timmins Gold Corp.

Timmins Gold Corp. 1

TIMMINS IS ALREADY STRONGLY POSITIONED FOR FUTURE GROWTH

Key asset: the San Francisco Gold Mine in Sonora Mexico, an open pit heap leach operation with expected annual production of 100,000 oz. Au at a cash cost of US$489/oz (Life of Mine)*

Completed on budget for CAPEX of <$40 million

Exploration drilling at San Francisco is ongoing:

Recent drill results include 10.67 m grading 7.51 g/t Au and 6.09 m grading 2.88 g/t Au intercepted up to 130 m Southeast of San Francisco Pit

Recently staked 95,000 hectares of exploration claims along the corridor between Capital Gold’s El Chanate mine and Timmins’ San Francisco mine

Experienced Mexican management and operation team with capacity and resources to make improvements at El Chanate

* November 30, 2010, NI 43-101 Technical Report and Mine Plan by Micon International Limited of Toronto

2 •Timmins Gold Corp.

TIMMINS GOLD HAS SIGNIFICANTLY

OUTPERFORMED GAMMON AND THE INDEXES

350 300 250 200 150 100 50 0 -50 -100

Sep 24, 2007

SEPT 24 2007, GAMMON REPLACES KEY MANAGEMENT

TIMMINS GOLD

+287%

GAMMON GOLD

-24%

Feb 25, 2011

TSX:GAM TSXV:TMM ^XAU S&P/TSX GLOBAL GOLD INDEX

Source: Capital IQ

Timmins Gold Corp. 3

TIMMINS AND CAPITAL GOLD: A NATURAL FIT

GAMMON IS NOT EVEN IN THE PICTURE.

EL CHANATE MINE CAPITAL GOLD

TMM FRACC3

TMM FRACC2

TMM FRACC1

EXPLANATION

Timmins Gold Corp Concessions

Capital Gold EI Chanate Mine

EL CHANATE

TMM FRACC1

PIMA

NORMA PIMA SUR TIMMINS DULCE 1

EL PICACHO SAN FRANCISCO MINE

EL PICACHO

PARTICIA

Graphic Scale 0 10 kilometers

420,000 N

360,000 E

400,000 E 440,000 E 480,000 E 380,000 N 340,000 N

SAN FRANCISCO MINE TIMMINS GOLD

4 •Timmins Gold Corp.

PRESERVE YOUR OPPORTUNITY TO BENEFIT FROM THE SUPERIOR TIMMINS PROPOSAL:

If the Gammon deal is voted down and the Timmins/Capital Gold merger proceeds:

You would receive 2.27 Timmins shares for each share of Capital Gold that you own

You, the Capital Gold shareholders, would own 50.5% of the Combined Company, with 49.5% owned by Timmins shareholders

You would own shares in what we believe would be a significantly better positioned company. The Combined Company will be a Mexico-focused, Mid-Tier Gold Producer, expected to have:

• 2011(E) production of 160,000 oz. Au

• Combined Proven and Probable Reserves of ~2.2 million oz. Au

Your investment would stand to benefit from the Combined Company’s:

• Re-rating upside potential

• Stronger market presence, liquidity, trading volume

• Market Cap (BEFORE effect of re-rating)>$700 million

• Management team with track record of building shareholder value

• Experienced operations team based in the region

• Enhanced exploration opportunities throughout the district

Timmins Gold Corp. 5

YOUR OPPORTUNITY TO BENEFIT FROM THE RE-RATING

UPSIDE AS A MID-TIER (TIER 3) GOLD PRODUCER

Capital Gold’s financial advisor acknowledged the significance of the re-rating potential of a Timmins-Capital Gold merger. Comparing it to the Gammon deal, they said: “the long-term valuation re-rating was potentially greater under a transaction with Timmins Gold.”

Gammon F-4 (2/15/2011), page 60

Tier 3 gold producers typically trade at multiples that are significantly higher than emerging or junior gold producers such as Timmins and Capital Gold

For example, Gammon’s gold production in 2010 was 103,000 oz. Au, or 184,000 oz. Au equivalents (includes silver), Gammon’s reserves are approximately 1.5 million oz. Au and Gammon has a market capitalization of approximately US$1.25 billion

The Combined Company resulting from the merger of Timmins and Capital Gold is expected to have 2011 production of 160,000 oz. Au and reserves of 2.2 million oz. Au, making the Combined Company a solid Tier 3 gold producer with gold production and reserves in excess of Gammon

If the Combined Company is re-rated and trades at a level comparable to Gammon, it should have a market capitalization of approximately US$1.25 billion,* or approximately US$4.40* per Timmins share,** which is the equivalent of an approximately 80% lift over the current Timmins share price*

Based on the 2.27 exchange ratio, this would imply a value for each Capital Gold share of approximately US$10.00*

Because Gammon is a Tier 3 gold producer and already trades at Tier 3 comparable multiples , Capital Gold shareholders cannot expect a re-rating of Gammon shares to result from the sale of Capital Gold to Gammon

* This is NOT a prediction of a future trading price, see “Cautionary Note Regarding Forward-Looking Statements”

** Based on approximately 285 million Timmins shares outstanding after the combination of Capital Gold and Timmins

6 Timmins • Gold Corp.

WHY JEOPARDIZE THE VALUE OF YOUR

INVESTMENT BY HANDING IT OVER TO GAMMON?

GAMMON DISAPPOINTS

Mexgold shareholders learned the hard way They saw the value of their investment decline 25% since they traded Mexgold shares for Gammon shares

Since new key management was hired, the value of Gammon shares has declined 24%

Promises 150,000 – 180,000 oz Au production for 2010 Delivers 103,220 oz Au

June 17, 2010: Gammon closes El Cubo mine August 6, 2010: Gammon announces a goodwill and asset impairment charge of US$193.3 million

TIMMINS DELIVERS

During the same period, Timmins developed the San Francisco mine on budget, achieved successful production, expanded reserves and staked significant new claims in the district

During the same period Timmins stock has appreciated 287%

When Timmins commenced production at the San Francisco mine in April 2010, it said that the mine would be producing gold at an annual rate of 80,000 oz. by the end of 2010. The production in the quarter ended December 31, 2010 — 20,030 oz. Au — achieved this, implying an annual production rate of 80,120 oz. Au

Timmins has produced a new mine plan and increased annual production guidance to 100,000 oz. Au

Timmins Gold Corp. •7

TIMMINS BELIEVES THE CAPITAL GOLD BOARD RAN A FLAWED SALES PROCESS

Why Did Their Actions Seem to Have Favored Gammon Above all Other Bidders?

•Capital Gold Board allowed Gammon to have a 6 month headstart at negotiating a transaction

•They signed an LOI with Gammon that included a US$10.3 million termination fee

•They chose to meet often with Gammon, while rejecting Timmins’ attempts at meaningful dialogue

•They announced a deal with Gammon, which included many off-market terms (including a US$2.0 million unilateral termination right for Gammon), when the value of the Timmins proposal exceeded the value of the Gammon offer by US$0.44 per Capital Gold share

•They did not declare the Timmins proposal superior and trigger Gammon’s matching right in January to force Gammon to increase its bid, even though the value of the

Timmins proposal exceeded the value of the Gammon offer by more than US$1.00 per Capital Gold share

Ask Yourself Whether The Capital Gold Board Is Looking Out For Your Best Interests

Preserve Your Opportunity To Maximize The Value Of Your Shares By Voting AGAINST The Gammon Deal On The GOLD Proxy Card Today!

8 Timmins • Gold Corp.

CAUTIONARY NOTE REGARDING MINERAL RESERVE ESTIMATES

Timmins is subject to the reporting requirements of the applicable Canadian securities laws, and as a result we report our mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Guide 7”). This brochure includes reserves reported in accordance with Guide 7 and also includes reserves and resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, we report “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report resources in documents filed with the SEC. As such, certain information contained in this brochure concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In addition, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and you cannot assume that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC.

IMPORTANT INFORMATION

This brochure does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This brochure relates to a business combination transaction with Capital Gold proposed by Timmins Gold. This material is not a substitute for the prospectus/offer to exchange Timmins Gold has filed with the SEC regarding the exchange offer and will send or give to Capital Gold stockholders when the exchange offer is commenced or for any other document which Timmins Gold may file with the SEC and Canadian securities regulators and send to Timmins Gold or Capital Gold stockholders in connection with the exchange offer. INVESTORS AND SECURITY HOLDERS OF TIMMINS GOLD AND CAPITAL GOLD ARE URGED TO READ THE PROSPECTUS/OFFER TO EXCHANGE AND ANY OTHER DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. Such documents, as well as solicitation statements relating to the Consent Solicitation and the Proxy Solicitation, are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330, or at the web site maintained by the Canadian securities regulators at www.sedar.com, or by directing a request to Timmins Gold at Suite 520—609 Granville Street, Vancouver, BC, Canada V7Y-1G5 or at www.timmins.com.

Timmins Gold and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Capital Gold’s shareholders in respect of the proposed transaction with Capital Gold. Information regarding Timmins Gold’s directors and executive officers will be available in a prospectus/proxy statement Timmins Gold filed with the SEC and Canadian securities regulators regarding the proposed transaction. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement or other documents filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

VOTE AGAINST THE GAMMON DEAL ON THE TIMMINS GOLD PROXY CARD TODAY—

BY TELEPHONE, BY INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD:

Timmins is determined to move swiftly to complete a merger with Capital Gold, and expects to commence its Exchange Offer as soon as practicable. WE URGE YOU TO PRESERVE YOUR OPPORTUNITY TO MAXIMIZE THE VALUE OF YOUR INVESTMENT.

Remember—only your latest-dated proxy counts!

If you have any questions about how to stop the Gammon deal or how to vote your shares, please contact the firm assisting Timmins with the solicitation of proxies:

Innisfree M&A

Shareholders Call Toll-Free: 877-800-5182 Banks & Brokers Call Collect: 212-750-5833